UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number)

The Mangrove Partners Fund, L.P.
10 East 53rd Street, 31st Floor
New York, New York 10022
Attention: Nathaniel August
Telephone Number: (646) 450-0418
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone Number: (212) 468-8000

February 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 12620N104
(1)	Name of Reporting Persons.	The Mangrove Partners Fund, L.P.
	I.R.S. Identification Nos. of above persons (entities only).	27-2067192
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	WC, OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
(6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	149,373
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	149,373
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	149,373
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	5.71%*
(14)	Type of Reporting Person	PN

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

CUSIP NO. 12620N104
(1)	Name of Reporting Persons.	Mangrove Partners
	I.R.S. Identification Nos. of above persons (entities only).	98-0652572
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
(6)	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	149,373
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	149,373
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	149,373
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	5.71%*
(14)	Type of Reporting Person	OO

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

CUSIP NO. 12620N104
(1)	Name of Reporting Persons.	Mangrove Capital
	I.R.S. Identification Nos. of above persons (entities only).	98-0652571
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
(6)	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	149,373
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	149,373
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	149,373
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	5.71%*
(14)	Type of Reporting Person	OO

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

CUSIP NO. 12620N104
(1)	Name of Reporting Persons.	Nathaniel August
I.R.S. Identification Nos. of above persons (entities only).
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
(6)	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	149,373
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	149,373
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	149,373
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	5.71%*
(14)	Type of Reporting Person	IN

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.           Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended and restated as follows:

As of the date of this Amendment No. 1, Mangrove Fund owns 149,373 shares of Common Stock purchased for an aggregate price of $3,672,240.86. No other Common Stock is owned by any Reporting Person.

Item 4.           Purpose of Transaction.

This Item 4 is hereby amended and restated as follows:

Mangrove Fund initially acquired the Common Stock beneficially owned by the Reporting Persons in the ordinary course of purchasing, selling and investing in securities. On January 4, 2011, the Issuer announced that it had entered into an agreement and plan of merger with FCB I Holdings Inc. and its wholly owned subsidiary FCB I Acquisition Corp. (the “Purchaser”) pursuant to which the Issuer would be merged with FCB I Acquisition Corp. (the “Merger”) and each outstanding share of Common Stock would be converted into the right to receive $27.25 per share in cash (the “Offer Price”). The Reporting Persons believe that the value of shares of Common Stock may exceed the Offer Price and do not currently intend to vote their shares in favor of the Merger.

On January 28, 2011, the Reporting Persons sent a letter to the Board of Directors of the Company addressing the basis for the Reporting Persons’ opposition to the Merger and proposing two alternative restructurings of the Issuer that the Reporting Persons believe may be superior alternatives to the Merger. A copy of the letter is attached to this filing as Exhibit 99.2.

On February 25, 2011, Mangrove Fund delivered a letter to the Board of Directors of the Company expressing its serious and significant concerns with the Merger. In the letter Mangrove Fund also questioned the adequacy of the merger consideration to be received by stockholders and the flawed process tainted by conflicts of interest that was conducted by the Issuer to arrive at such an inadequate valuation and value destroying transaction. Mangrove Fund urged the Board of Directors to conduct an open and robust exploration of all available strategic alternatives to achieve maximum value for stockholders. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The description herein of the letter is qualified in its entirety by reference to the letter.

On February 25, 2011, Mangrove Fund made a demand to obtain a stockholder list and other records of the Company pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”). The Reporting Persons may use any information obtained pursuant to the Demand Letter to communicate with certain other stockholders of the Company regarding the Company’s proposals to be considered by stockholders at the Special Meeting scheduled for May 24, 2011 (the “Special Meeting”), and any other matters relating to Mangrove Fund’s interest as a stockholder of the Company. A copy of the Demand Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The description herein of the Demand Letter is qualified in its entirety by reference to the Demand Letter.

On February 28, 2011, Mangrove Fund issued a press release reaffirming Mangrove Fund’s intention to vote the Common Stock held by Mangrove Fund at the Company’s Special Meeting against the Merger. A copy of the press release issued by Mangrove Fund is attached hereto as Exhibit 99.3. The description herein of the press release is qualified in its entirety by reference to the press release.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review its investment in the Issuer on a continuing basis and depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated as follows:

(a)-(b) As of the date of this Amendment No. 1, Mangrove Fund owns beneficially 149,373 shares of Common Stock, representing approximately 5.71% of the 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q filed November 10, 2010.

Mangrove Partners, in its capacity as investment manager of Mangrove Fund, has shared voting and dispositive power with respect to 149,373 shares of Common Stock, representing approximately 5.71% of the 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q filed November 10, 2010.

Mangrove Capital, in its capacity as general partner of Mangrove Fund, has shared voting and dispositive power with respect to 149,373 shares of Common Stock, representing approximately 5.71% of the 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q filed November 10, 2010.

Mr. August, in his capacity as the Director of Mangrove Partners and Director of Mangrove Capital has shared voting and dispositive power with respect to 149,373 shares of Common Stock, representing approximately 5.71% of the 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q filed November 10, 2010.

(c) The trade dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock (including commissions) for all transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

Item 7.           Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Letter to CPEX Pharmaceuticals, Inc., dated February 25, 2011 (furnished herewith)

99.2	Demand Letter to CPEX Pharmaceuticals, Inc., dated February 25, 2011 (furnished herewith)

99.3	Press Release of The Mangrove Partners Fund, L.P., dated February 28, 2011

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2011

THE MANGROVE PARTNERS FUND, L.P.

By: Mangrove Capital, as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

By:	/s/ Nathaniel August
	Name:	Nathaniel August

Schedule A

TRADE DATE	NO. OF SHARES PURCHASED (P) // SOLD (S)	PRICE PER SHARE ($)
12/2/2010	4,855 (P)	24.51
12/15/2010	10,000 (P)	24.51
12/16/2010	1,000 (P)	24.31
12/17/2010	200 (P)	24.55
12/22/2010	100 (P)	24.6
12/23/2010	5 (P)	26.5
12/27/2010	3,968 (P)	24.71
12/28/2010	1,000 (P)	24.51
12/29/2010	2,501 (P)	24.26
12/30/2010	13 (P)	25.02
12/31/2010	80 (P)	24.38
1/3/2011	2,344 (P)	24.51
1/4/2011	43,000 (P)	26.85
1/27/2011	8,800 (P)	26.73
2/1/2011	5,000 (P)	26.96
2/2/2011	400 (P)	26.88
2/3/2011	675 (P)	26.86
2/4/2011	2,000 (P)	26.87
2/16/2011	100 (P)	27.28
2/17/2011	2,181 (P)	27.11